EXHIBIT 99.2

FSD PHARMA INC.
199 Bay St., Suite 4000 Toronto, ON, M5L 1A9
www.fsdpharma.com

NOTICE OF SPECIAL MEETING OF FSD PHARMA SECURITYHOLDERS

NOTICE IS HEREBY GIVEN THAT the special meeting (the "**Meeting**") of securityholders of FSD Pharma Inc. ("**FSD Pharma**" or the "**Corporation**") will be held on November 20, 2023, at the hour of 1:00 p.m. (Toronto time), as a meeting through the AGM Connect meeting platform at www.agmconnect.com/fsdpharma2023, for the following purposes:

i) the FSD Pharma Securityholders (as defined herein) will be asked, to consider and, if thought fit, to pass, with or without variation, a special resolution to approve a statutory plan of arrangement (the "**Plan of Arrangement**") under section 182 of the *Business Corporations Act* (Ontario) (the "**OBCA**"), which involves (i) an amendment to the capital structure of FSD Pharma and (ii) the distribution of a portion of the common shares ("**Celly Nu Shares**") in the capital of Celly Nutrition Corp. ("**Celly Nu**"), an entity of which FSD Pharma currently owns approximately 34.66% of the outstanding Celly Nu Shares, to the holders of the Corporation's class B subordinate voting shares ("**Class B Shares**"), class A multiple voting shares ("**Class A Shares**"), and outstanding warrants exercisable for the purchase of Class B Shares, provided the applicable warrant certificate entitles the holder thereof to receive distributions substantially similar to those received by the holders of Class B Shares ("**FSD Pharma Distribution Warrants**"; together with Class A Shares and Class B Shares, "**FSD Pharma Securities**"). The holders of Class B Shares and Class A Shares ("**FSD Pharma Shareholders**") and the holders of FSD Pharma Distribution Warrants (the "**FSD Pharma Distribution Warrantholders**"; together with the FSD Pharma Shareholders, the "**FSD Pharma Securityholders**") will each receive one (1) Celly Nu Share for each Class A Share, Class B Share or FSD Pharma Distribution Warrant held, all as more particularly described in the accompanying management information circular dated October 19, 2023 (the "**Circular**"); and

ii) to transact such other business as may properly come before the Meeting or any adjournment thereof.

Notice-and-Access

The Corporation has elected to deliver the materials in respect of the Meeting pursuant to the notice-and-access provisions ("**Notice-and-Access Provisions**") concerning the delivery of proxy-related materials to FSD Pharma Securityholders, found in 9.1(1) of National Instrument 51-102 – *Continuous Disclosure Obligations*, in the case of registered securityholders ("**Registered Securityholders**"), and section 2.7.1 of National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* ("**NI 54-101**"), in the case of FSD Pharma Securityholders who do not hold their FSD Pharma Securities in their own name ("**Beneficial Securityholders**"). The Notice-and-Access Provisions are a set of rules that reduce the volume of proxy-related materials that must be physically mailed to securityholders by allowing issuers to deliver meeting materials to securityholders electronically by providing FSD Pharma Securityholders with access to these materials online.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Corporation. In order for the Corporation to utilize the Notice-and-Access Provisions, it must deliver proxy-related materials by posting this Circular and other related materials electronically on a website that is not the System for Electronic Document Analysis and Retrieval Plus ("**SEDAR+**"), the Corporation must send the notice of Meeting ("**Notice of Meeting**") to FSD Pharma Securityholders, including Beneficial Securityholders, indicating that the proxy-related materials have been posted and explaining how FSD Pharma Securityholders can access them or obtain paper copies of those materials from the Corporation.

In accordance with the Notice-and-Access Provisions, the Notice of Meeting and the form of proxy accompanying this Circular ("**Form of Proxy**") or voting instruction form (the "**VIF**"), as applicable, have been sent to all FSD Pharma Securityholders informing them that this Circular, the Notice of Meeting, and the arrangement agreement dated October 4th, 2023 between FSD Pharma and Celly Nu (the "**Arrangement Agreement**") and accompanying Plan of Arrangement, are available online and explaining how this Circular may be accessed, in addition to outlining relevant dates and matters to be discussed at the Meeting. The Circular, the Notice of Meeting, and the Arrangement Agreement, have been posted in full online at: www.agmconnect.com/fsdpharma2023 and under the Corporation's SEDAR+ profile at www.sedarplus.ca.

FSD Pharma Securityholders who would like more information about the Notice-and-Access provisions should review the "Notice-and-Access" section included in this Circular or may contact AGM Connect at support@agmconnect.com up to and including the date of the Meeting, including any adjournment thereof.

The Corporation will cause AGM Connect to deliver copies of the proxy-related materials to brokers, investment firms, clearing houses and similar entities ("**Intermediaries**") for onward distribution to the non-objecting beneficial owners ("**NOBOs**"). The Corporation will assume costs for the Intermediaries to deliver to objecting beneficial owners ("**OBOs**") the proxy-related materials and Form 54-101F7 – *Request for Voting Instructions Made by Intermediary* of NI 54-101.

Any FSD Pharma Securityholder who wishes to receive a paper copy of this Circular free of charge must contact AGM Connect toll-free at 1-855-839-3715 and provide your Voter ID, or you may electronically submit a request by emailing voteproxy@agmconnect.com up to the date of the Meeting or any adjournment thereof, or thereafter by contacting AGM Connect at 1-855-839-3715. To ensure that paper copies of the materials can be delivered to a requesting FSD Pharma Securityholder in time for such FSD Pharma Securityholder to review materials and return Form of Proxy or VIF prior to the deadline to receive proxies, it is strongly suggested that the FSD Pharma Securityholders ensure their request is received no later than November 3, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

"Zeeshan Saeed"

Name: Zeeshan Saeed
Title: Chief Executive Officer & Co-Chairman